Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: January 30, 2018

January 30, 2018

The following article written by a third party was made available to employees of CVS Health Corporation:

Aetna Reports Fourth-Quarter and Full-Year 2017 Results

Business Wire

Aetna (NYSE: AET) announced fourth-quarter 2017 net income(1) of $244 million, or $0.74 per share. Adjusted earnings(2) for fourth-quarter 2017 were $411 million, or $1.25 per share. Full-year 2017 net income was $1.9 billion, or $5.68 per share. Full-year 2017 adjusted earnings were $3.3 billion, or $9.86 per share.

“Aetna’s strong 2017 results demonstrate the power and versatility of our core businesses,” said Mark T. Bertolini, Aetna chairman and CEO. “As we progress toward completing our pending transaction with CVS Health, we remain focused on serving our members and delivering on our strategic and financial objectives. We are confident that the combined entity will deliver a better health care experience by improving access to affordable health care and coordination of health services in communities across the country.”

“We closed 2017 with a strong fourth quarter performance,” said Shawn M. Guertin, Aetna executive vice president and CFO. “Continued strength within our government business and moderate medical cost trend drove our better than projected total company results in the period. This momentum, combined with our targeted investments position Aetna for another year of operational success in 2018.”

Aetna presents both GAAP and non-GAAP financial measures in this press release to provide investors with additional information. Refer to footnotes (1) through (5) for definitions of non-GAAP financial measures and pages 12 through 14 for reconciliations of the most directly comparable GAAP financial measures to non-GAAP financial measures.

On December 3, 2017, Aetna and CVS Health Corporation (“CVS Health”) entered into a definitive merger agreement under which CVS Health will acquire all outstanding shares of Aetna. Under terms of the CVS Health Merger agreement, Aetna shareholders will receive $145 in cash and 0.8378 of a CVS Health common share for each Aetna common share. The transaction is subject to customary closing conditions, including the approval and adoption of the merger agreement by Aetna shareholders, the approval of the issuance of CVS Health shares in the transaction by CVS Health stockholders, expiration of the federal Hart-Scott-Rodino anti-trust waiting period and approvals of certain state departments of insurance and other regulators. The transaction is expected to close in the second half of 2018.

In connection with the CVS Health transaction, CVS Health filed a registration statement on Form S-4, as amended, which contains unaudited prospective financial information about Aetna on a stand-alone basis that was prepared by Aetna management and used in connection with the transaction process (the “Aetna management projections”). The Aetna management projections were prepared using certain assumptions as of October 29, 2017, including assumptions as to share repurchases, and the tax and other laws and Aetna’s accounting policy in effect on that date. The Aetna management projections do not give effect to changes subsequent to October 29, 2017, including:

• As a result of the pending CVS Health transaction, Aetna has suspended repurchases of its common shares. At December 31, 2017, Aetna had 326.8 million common shares outstanding. Aetna projects that its 2018 weighted average diluted share count will be approximately 330 million shares.

• Effective January 1, 2018, Aetna adopted Financial Accounting Standards Board Accounting Standards Codification Topic 606 (“ASC 606”) on a modified retrospective basis. Aetna projects that the adoption of ASC 606 will increase both its revenue and its expenses by approximately $1.5 billion to $2.0 billion for 2018 related to modifications to principal versus agent guidance for Aetna’s home delivery and specialty pharmacy operations. However, Aetna does not expect the adoption of ASC 606 to cause any material changes in the timing of its recognition of revenue or net income.

• As a result of the Tax Cuts and Jobs Act of 2017 (the “TCJA”) which became effective in December 2017, Aetna projects its corporate income tax rate will decline compared to the corporate income tax rate used in the Aetna management projections. Aetna estimates the TCJA will increase gross 2018 adjusted earnings(9) by approximately $800 million, of which Aetna projects at least 50% will accrue to adjusted earnings as presented in the Aetna management projections after the impact of reduced premium revenue due to minimum MLR rebates and lower recapture of the health insurer fee (“HIF”) and accelerated investment spending on Aetna’s growth initiatives.

• Aetna projects that the suspension of the HIF for 2019 enacted on January 22, 2018, will decrease 2018 adjusted earnings as presented in the Aetna management projections by approximately $30 million to $50 million due to reduced premiums for 2018 medical customer renewals that have member months in 2019.

Total Company Results

• Net income(1) was $244 million for fourth-quarter 2017 compared with $139 million for fourth-quarter 2016. Full year 2017 net income was $1.9 billion compared with $2.3 billion for full year 2016. The increase in net income during fourth-quarter 2017 was primarily due to lower restructuring and transaction and integration-related costs in 2017 compared to 2016, partially offset by the decrease in adjusted earnings described below and the unfavorable impact of the TCJA described below. The decrease in net income during the full-year 2017 was primarily due to costs associated with the termination of the Humana Merger Agreement during first-quarter 2017, partially offset by the increase in adjusted earnings described below.

• Adjusted earnings(2) were $411 million for fourth-quarter 2017 compared with $578 million for fourth-quarter 2016. Full year 2017 adjusted earnings were $3.3 billion compared with $2.9 billion for the full year 2016. The decrease in adjusted earnings during fourth-quarter 2017 was primarily due to lower favorable development of prior-period health care costs estimates in Aetna’s Health Care segment and targeted investment spending on Aetna’s growth initiatives, partially offset by reduced losses in Aetna’s individual commercial products. The increase in adjusted earnings during full-year 2017 was primarily due to strong performance in Aetna’s Health Care segment.

• Total revenue and adjusted revenue(3) were $14.9 billion and $14.7 billion, respectively, for fourth-quarter 2017 and were each $15.7 billion for fourth-quarter 2016. Full-year 2017 total revenue and adjusted revenue were $60.5 billion and $60.7 billion respectively, compared with $63.2 billion and $63.0 billion respectively, for the full-year 2016. The decrease in total revenue and adjusted revenue during fourth-quarter and full-year 2017 was primarily due to lower premiums in Aetna’s Health Care segment, including lower membership in Aetna’s ACA compliant individual and small group products and the temporary suspension of the HIF in 2017. The sale of Aetna’s domestic group life insurance, group disability insurance, and absence management businesses (the “Group Insurance sale”) on November 1, 2017 also contributed to fourth-quarter and full-year 2017 decreases in total revenue and adjusted revenue.

• Total company expense ratio was 20.5 percent and 22.9 percent for the fourth quarters of 2017 and 2016, respectively. The decrease for fourth quarter 2017 was primarily due to the temporary suspension of the HIF, lower restructuring and transaction and integration-related costs and the continued execution of Aetna’s expense management initiatives in 2017, partially offset by targeted investment spending on Aetna’s growth initiatives. Aetna’s total company expense ratio was 19.9 percent and 19.1 percent for full-years 2017 and 2016, respectively. The increase for full year 2017 was primarily due to costs associated with the termination of the Humana Merger Agreement during the first-quarter 2017 and targeted investment spending on Aetna’s growth initiatives, partially offset by the temporary suspension of the HIF and the continued execution of Aetna’s expense management initiatives in 2017.

• Adjusted expense ratio(4) remained relatively consistent at 20.0 percent and 19.8 percent for the fourth quarters of 2017 and 2016, respectively. The 2017 ratio reflects targeted investment spending on Aetna’s growth initiatives, largely offset by the temporary suspension of the HIF and the continued execution of Aetna’s expense management initiatives. Aetna’s adjusted expense ratio was 17.5 percent and 18.1 percent for the full-years 2017 and 2016, respectively. The decrease for the full-year 2017 was primarily due to the temporary suspension of the HIF and the continued execution of Aetna’s expense management initiatives in 2017, partially offset by targeted investment spending on Aetna’s growth initiatives.

• After-tax net income margin was 1.6 percent and 0.9 percent for the fourth quarters of 2017 and 2016, respectively. The increase in the after-tax net income margin for fourth-quarter 2017 was primarily due to lower restructuring costs and transaction and integration-related costs in fourth-quarter 2017 compared to 2016, partially offset by the unfavorable impact of the TCJA described below. For the full-years 2017 and 2016, the after-tax net income margin was 3.1 percent and 3.6 percent, respectively. The decrease in the after-tax net income margin for full-year 2017 was primarily due to costs associated with the termination of the Humana Merger Agreement during the first-quarter 2017.

• Adjusted pre-tax margin(5) was 4.8 percent and 6.4 percent for the fourth quarters of 2017 and 2016, respectively. The decrease in the adjusted pre-tax margin for fourth-quarter 2017 was primarily due to increased investment spending on Aetna’s growth initiatives and the negative impact of the temporary suspension of the HIF in 2017. For the full-years 2017 and 2016, the adjusted pre-tax margin was 9.0 percent and 8.3 percent, respectively. The full-year 2017 improvement was primarily due to strong performance in Aetna’s Health Care segment, partially offset by increased investment spending on Aetna’s growth initiatives and the negative impact of the temporary suspension of the HIF.

• Total debt to consolidated capitalization ratio(6) was 37.0 percent at December 31, 2017 compared with 53.6 percent at December 31, 2016. The total debt to consolidated capitalization ratio at December 31, 2017 reflects financing activity during 2017 including the repayment of approximately $12.6 billion aggregate principal amount of senior notes and the issuance of $1.0 billion aggregate principal amount of senior notes.

• Effective tax rate was 51.7 percent for fourth-quarter 2017 compared with 53.5 percent for fourth-quarter 2016. The effective tax rate was 36.3 percent for the full-year 2017 compared to 43.5 percent for the full-year 2016. Fourth-quarter and full-year 2017 results each include an incremental tax expense of $99 million related to the estimated reduction in net deferred tax assets as a result of the enactment of the TCJA in December 2017. Excluding the impact of the TCJA, the effective tax rate was 32.9 percent and 33.0 percent for fourth-quarter and full-year 2017, respectively. The decrease in Aetna’s effective tax rate for fourth-quarter 2017 and full-year 2017 was primarily due to the temporary suspension of the non-deductible HIF in 2017 and increased tax benefits for share based compensation, largely offset by the unfavorable impact of the TCJA described above.

• Health Care and Group Insurance cash flows used for operations were approximately $178 million during full-year 2017. The full-year 2017 cash flows primarily reflect cash payments associated with the termination of the Humana Merger Agreement, the timing of cash collections in Aetna’s Medicare products and a tax payment associated with the Group Insurance sale.

• Cash and investments at the parent were approximately $2.2 billion at December 31, 2017.

• Aetna started the quarter with approximately $1.2 billion;

• Net subsidiary dividends to the parent, including the proceeds received from the Group Insurance sale, were $2.1 billion in the quarter;

• Aetna repaid $1.0 billion in debt during the quarter;

• Aetna paid a shareholder dividend of $163 million in the quarter; and

• After other sources and uses, Aetna ended the quarter with approximately $2.2 billion of cash and investments at the parent.

Health Care Segment Results

Health Care, which provides a full range of insured and self-insured medical, pharmacy, dental and behavioral health products and services, reported:

• Income before income taxes(1) of $587 million for fourth-quarter 2017 compared with $905 million for fourth-quarter 2016. Pre-tax adjusted earnings(2) were $662 million for fourth-quarter 2017 compared with $964 million fourth-quarter 2016. The decrease in income before income taxes and pre-tax adjusted earnings was primarily due to lower favorable development of prior-period health care costs estimates, higher targeted investment spending on Aetna’s growth initiatives and the negative impact of the temporary suspension of the HIF in 2017, partially offset by reduced losses in Aetna’s individual commercial products.

• Total revenue was $14.5 billion for fourth-quarter 2017 and $15.0 billion for fourth-quarter 2016. Adjusted revenue(3) was $14.4 billion for fourth-quarter 2017 and $15.0 billion for fourth-quarter 2016. The decrease in total revenue and adjusted revenue was primarily due to lower membership in Aetna’s ACA compliant individual and small group products, lower membership in Aetna’s Medicaid products and the temporary suspension of the HIF in 2017. The decrease was partially offset by higher premium yields in Aetna’s Commercial and Government businesses and membership growth in Aetna’s Medicare products.

• Medical membership at December 31, 2017 increased slightly compared with September 30, 2017. The increase primarily reflects increases in Aetna’s Commercial ASC products, largely offset by decreases in Aetna’s Commercial Insured products.

• Medical benefit ratios (“MBRs”) for the fourth-quarter and full-year 2017 and 2016 were as follows:

• Aetna’s fourth-quarter 2017 Commercial MBR increased compared with fourth-quarter 2016 primarily due to prior-periods’ health care cost estimates developing largely in-line with Aetna’s reserve estimates at September 30, 2017 during fourth-quarter 2017, compared to favorable development of prior-periods’ health care cost estimates during fourth-quarter 2016. The increase was also due to the unfavorable impact of the temporary suspension of the HIF in 2017, partially offset by reduced losses in Aetna’s individual Commercial products.

• Aetna’s fourth-quarter 2017 Government MBR increased compared with fourth-quarter 2016 primarily due to the unfavorable impact of the temporary suspension of the HIF in 2017.

• In fourth-quarter 2017, Aetna experienced favorable development of prior-periods’ health care cost estimates. During that period, Aetna experienced favorable development of prior-periods’ health care cost estimates in its Medicare and Medicaid products primarily attributable to third-quarter 2017 performance and development in its Commercial products largely in-line with its reserve estimates at September 30, 2017.

• Prior year’s health care costs payable estimates developed favorably by $814 million and $764 million during 2017 and 2016, respectively. This development is reported on a basis consistent with the prior years’ development reported in the health care costs payable table in Aetna’s annual audited financial statements, and does not directly correspond to an increase in 2017 operating results.

• Days claims payable(6) was 49 days at December 31, 2017, a decrease of five days compared with December 31, 2016 and September 30, 2017. The sequential and year-over-year decreases were primarily driven by the timing of provider payments, lower development of prior periods’ health care cost estimates, changes in business mix reflecting lower individual and higher stop loss membership in Aetna’s Commercial products and reduced pharmacy payables. The sequential decrease also was due to the reduction of the 2017 premium deficiency reserve.

Full-year 2017 income before income taxes(1) for Health Care was $4.8 billion, compared with $4.9 billion in 2016. Income before income taxes decreased primarily as a result of a $231 million pre-tax expense related to estimated future guaranty fund assessments as a result of Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, “Penn Treaty”) being placed in liquidation in 2017, partially offset by the increase in pre-tax adjusted earnings described below. Full-year 2017 pre-tax adjusted earnings(2) for Health Care were $5.2 billion, compared with $5.1 billion in 2016. Pre-tax adjusted earnings increased primarily due to continued strong performance across Aetna’s core Health Care businesses and reduced losses in Aetna’s individual Commercial products, partially offset by the negative impact of the temporary suspension of the HIF in 2017 and higher targeted investment spending on Aetna’s growth initiatives.

Group Insurance Segment Results

On November 1, 2017, Aetna completed the sale of a substantial portion of its Group Insurance segment consisting of its domestic group life insurance, group disability insurance and absence management businesses.

Group Insurance, which includes group life, disability and long-term care products, reported:

• Income before income taxes(1) was $103 million for fourth-quarter 2017 compared with $36 million for fourth-quarter 2016. Income before income taxes increased primarily due to a gain recognized during fourth-quarter 2017 as a result of the Group Insurance sale.

• Pre-tax adjusted earnings(2) were $16 million for fourth-quarter 2017 compared with $37 million for fourth-quarter 2016. Pre-tax adjusted earnings decreased primarily due to the Group Insurance sale during fourth-quarter 2017.

• Total revenue was $324 million and $620 million for the fourth quarters of 2017 and 2016, respectively. Adjusted revenue(3) was $237 million and $621 million for the fourth quarters of 2017 and 2016, respectively. The decrease in total revenue and adjusted revenue was primarily due to the Group Insurance sale during fourth-quarter 2017. The decrease in total revenue was partially offset by a gain recognized during fourth-quarter 2017 as a result of the Group Insurance sale.

Full-year 2017 income before income taxes(1) for Group Insurance was $248 million, compared with $165 million in 2016. Income before income taxes increased primarily due to a gain recognized during fourth-quarter 2017 as a result of the Group Insurance sale. Full-year 2017 pre-tax adjusted earnings(2) for Group Insurance were $125 million, compared with $141 million in 2016. Pre-tax adjusted earnings decreased primarily as a result of the Group Insurance sale during fourth-quarter 2017.

Large Case Pensions Segment Results

Large Case Pensions, which manages a variety of discontinued and other retirement and savings products, primarily for qualified pension plans, reported:

• Income before income taxes(1) of $6 million and $3 million for the fourth quarters of 2017 and 2016, respectively. Pre-tax adjusted earnings(2) were each $3 million for the fourth quarters of 2017 and 2016.

• Total revenue of $74 million and $64 million for the fourth quarters of 2017 and 2016, respectively. Adjusted revenue(3) was $71 million and $64 million for the fourth quarters of 2017 and 2016, respectively. The increase in total revenue and adjusted revenue was primarily due to higher premiums in fourth-quarter 2017.

Full-year 2017 income before income taxes(1) for Large Case Pensions was $131 million, compared with $148 million in 2016. Income before income taxes for 2017 decreased compared with 2016, primarily due to a larger reduction of Aetna’s reserve for anticipated future losses on discontinued products in 2016 compared to 2017. Full-year 2017 pre-tax adjusted earnings(2) for Large Case Pensions were $15 million compared with $10 million for 2016. Pre-tax adjusted earnings for 2017 increased compared with 2016 primarily due to improved results in Aetna’s non-experience-rated products, including favorable mortality experience and higher net investment income. Link to Original

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on January 4, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which was amended on January 26, 2018. The registration statement includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form. The registration statement is not yet effective. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.